The Dreyfus Socially Responsible Growth Fund, Inc.

SEMIANNUAL REPORT June 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Socially Responsible Growth Fund, Inc., covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of January 1, 2007, through June 30, 2007, as provided by John O'Toole and Jocelin Reed, Portfolio Managers

Market and Fund Performance Overview

Stocks generally rose amid reasonable global economic growth, which set the stage for better-than-expected corporate earnings. The fund participated in the market's rise, roughly matching the benchmark's return, with particularly strong relative performance in the financial, technology and industrials sectors.

For the six-month period ended June 30, 2007, The Dreyfus Socially Responsible Growth Fund's Initial shares produced a 6.55% total return, and the fund's Service shares produced a 6.43% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 6.96% total return for the same period.[2]

The Fund's Investment Approach

The fund seeks capital growth, with current income as a secondary objective. To pursue these goals, the fund invests primarily in the common stocks of companies that, in our opinion, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America. In selecting stocks, we begin by using quantitative research to identify and rank stocks within an industry or sector. Next, based on fundamental analysis, we designate the most attractive of the higher ranked securities as potential purchase candidates. We then evaluate potential purchase candidates by industry or sector, to determine whether the company meets the fund's socially responsible investment criteria.

We next select investments from those companies that we consider to be the most attractive based on financial considerations. If there is more than one company to choose from, we can select stocks of companies that we consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however, we may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

A Shift in Market Leadership Toward Growth

After five years in which value-oriented stocks generally outperformed their growth-oriented counterparts, market leadership shifted in favor of growth stocks during the first half of 2007. The trend toward growth was driven by a rise in technology stocks, primarily in the semiconductor industry. New product introductions and strong sales helped bring semiconductor inventories more closely in line with demand.

These developments strengthened the fund's returns. The fund maintained relatively heavy exposure to the technology sector, with an emphasis on semiconductor stocks. Holdings such as Texas Instruments and National Semiconductor delivered substantial positive earnings and ranked among the fund's better performers. Another top performer, computer storage systems provider EMC, climbed steadily as business demand rose for digital storage capacity.

Our Security Selection Strategy Helped Drive Returns

In other areas, the fund's performance depended primarily on the behavior of various individual holdings. In the financials sector, where the fund outperformed its benchmark, student loans provider SLM Corp. rose sharply after an acquisition bid for the company was announced. Another key financial holding, IntercontinentalExchange, climbed in response to consolidation trends and technology-driven cost reductions. Among industrial stocks, where the fund also delivered relatively strong returns, international employment services company Manpower gained ground, supported by strong Asian and European demand and an effective restructuring effort.

Good stock selections in the traditionally value-oriented energy and telecommunications sectors helped to mitigate the negative impact of the fund's being underweight versus the benchmark in these sectors. In the energy sector, gains in XTO Energy and Pioneer Natural Resources, which was sold during the reporting period, helped compensate for the fund's mildly underweighted sector exposure. Similarly, positions in NII Holdings and Qwest Communications International had a similar impact in the telecommunications services sector.

On the negative side, a few individual holdings exacerbated the fund's relative underperformance in certain sectors. In the heath care sector, various company-specific challenges hurt pharmaceutical holdings Johnson & Johnson and Novartis, while biotechnology giant Amgen was undermined by potential reimbursement restrictions involving a key product. In the materials sector, chemical producer Ecolab proved disappointing. Finally, among utilities, a delayed corporate restructuring took a toll on NiSource.

Maintaining a Balanced, Growth-Tilted Approach

After several years of relative underperformance, growth-oriented stocks appear attractively valued based on historical norms as well as fundamental measures. We believe that recent trends toward growth stocks may signal the beginning of a shift in their favor, supported by continued global economic expansion and high levels of market liquidity. Accordingly, we have continued to emphasize companies that we believe offer strong prospects for growth at a reasonable valuation.

Socially Responsible Investing and Consumer Lending

The consumer lending practices of publicly traded companies represent one of the fund's key areas of concern. We examine the lending practices of credit card issuers, student loan providers and mortgage lenders, emphasizing companies we believe are improving their socially responsible profiles while avoiding those engaging in notably unfair practices. For example, we invest in financial services provider Regions Financial, which has earned a reputation for providing mortgage support to borrowers, thereby helping build the communities in which it does business in a socially responsible manner.

For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

July 16, 2007

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.20	$ 5.48
Ending value (after expenses)	$1,065.50	$1,064.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.36
Ending value (after expenses)	$1,020.73	$1,019.49

† *Expenses are equal to the fund's annualized expense ratio of .82% for Initial shares and 1.07% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—99.5%	Shares		Value ($)
Consumer Cyclical—8.3%			
Bed Bath & Beyond	79,350	a,b	2,855,806
Coach	53,400	b	2,530,626
Costco Wholesale	80,350		4,702,082
Darden Restaurants	70,800		3,114,492
Lowe's Cos.	87,000		2,670,030
Nordstrom	105,900		5,413,608
Office Depot	64,450	b	1,952,835
Target	113,200		7,199,520
			30,438,999
Consumer Goods—1.6%			
Mattel	230,150		**5,820,493**
Consumer Staples—8.0%			
General Mills	58,100		3,394,202
Kimberly-Clark	67,200		4,495,008
PepsiCo	207,150		13,433,677
Procter & Gamble	134,050		8,202,520
			29,525,407
Financial—14.7%			
AvalonBay Communities	13,300		1,581,104
Bank of America	174,950		8,553,306
Chubb	46,100		2,495,854
CIT Group	40,700		2,231,581
Comerica	64,550	a	3,838,788
Genworth Financial, Cl. A	78,200		2,690,080
Goldman Sachs Group	35,700		7,737,975
Hartford Financial Services Group	33,000		3,250,830
IntercontinentalExchange	18,200	a,b	2,690,870
Lincoln National	38,500		2,731,575
Northern Trust	64,650		4,153,116
NYSE Euronext	23,900	a	1,759,518
ProLogis	34,700		1,974,430
Regions Financial	101,800		3,369,580
SLM	30,400		1,750,432
Washington Mutual	82,800	a	3,530,592
			54,339,631

Common Stocks (continued)	Shares	Value ($)
Health Care–15.1%		
Aetna	79,650	3,934,710
Alcon	25,950	3,500,915
Amgen	86,200 a,b	4,765,998
AstraZeneca Group, ADR	48,400	2,588,432
Baxter International	96,550	5,439,627
Becton, Dickinson & Co.	65,500	4,879,750
Genzyme	73,900 b	4,759,160
Johnson & Johnson	187,350	11,544,507
Novartis, ADR	102,000	5,719,140
Quest Diagnostics	28,300 a	1,461,695
WellPoint	87,500 b	6,985,125
		55,579,059
Industrial–10.8%		
Burlington Northern Santa Fe	39,400	3,354,516
Eaton	41,300	3,840,900
Emerson Electric	223,800	10,473,840
Manpower	74,400	6,862,656
Rockwell Automation	27,550 a	1,913,072
Rockwell Collins	74,800	5,283,872
United Technologies	111,700	7,922,881
		39,651,737
Information/Data–8.9%		
Accenture, Cl. A	96,850	4,153,897
Equifax	77,100	3,424,782
Google, Cl. A	13,700 b	7,170,306
McGraw-Hill Cos.	75,500	5,140,040
News, Cl. B	360,050 a	8,259,547
Walt Disney	136,550	4,661,817
		32,810,389
Materials–3.8%		
3M	53,200	4,617,228
Air Products & Chemicals	40,600	3,263,022
Ecolab	66,100	2,822,470
Rohm & Haas	62,100	3,395,628
		14,098,348

Common Stocks (continued)	Shares	Value ($)
Oil & Gas Producers—6.0%		
Anadarko Petroleum	88,100	4,580,319
ENSCO International	53,600 [a]	3,270,136
Noble	37,700	3,676,504
Tetra Technologies	123,700 [b]	3,488,340
Windstream	177,400 [a]	2,618,424
XTO Energy	74,100	4,453,410
		22,087,133
Technology—18.6%		
Applied Materials	96,300	1,913,481
Cisco Systems	207,050 [b]	5,766,342
Danaher	58,800 [a]	4,439,400
Dell	187,500 [b]	5,353,125
EMC/Massachusetts	193,050 [b]	3,494,205
Intel	133,150	3,163,644
International Business Machines	107,800 [a]	11,345,950
Microsoft	374,000	11,021,780
National Semiconductor	120,050 [a]	3,393,814
QUALCOMM	125,250	5,434,598
STMicroelectronics (New York Shares)	94,800	1,819,212
Tetra Tech	72,700 [b]	1,566,685
Texas Instruments	216,900	8,161,947
Xerox	102,100 [b]	1,886,808
		68,760,991
Telecommunications—1.4%		
NII Holdings	25,900 [b]	2,091,166
Qwest Communications International	327,250 [a,b]	3,174,325
		5,265,491
Utilities—2.3%		
NiSource	112,300	2,325,733
Puget Energy	70,400	1,702,272
Sempra Energy	72,100	4,270,483
		8,298,488
Total Common Stocks		
(cost $307,979,021)		**366,676,166**

Short-Term Investments–.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit		
Self-Help Credit Union 4.86%, 9/14/07 (cost $100,000)	100,000	**100,000**

Other Investment–.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,256,000)	2,256,000 c	**2,256,000**
Investment of Cash Collateral for Securities Loaned–4.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $14,606,404)	14,606,404 c	**14,606,404**
Total Investments (cost $324,941,425)	**104.1%**	**383,638,570**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(15,201,089)**
Net Assets	**100.0%**	**368,437,481**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $29,124,926 and the total market value of the collateral held by the fund is $30,236,184, consisting of cash collateral of $14,606,404 and U.S. Government and agency securities valued at $15,629,780.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Technology	18.6	Oil & Gas Producers	6.0
Health Care	15.1	Short-Term/Money Market Investments	4.6
Financial	14.7	Materials	3.8
Industrial	10.8	Utilities	2.3
Information/Data	8.9	Consumer Goods	1.6
Consumer Cyclical	8.3	Telecommunications	1.4
Consumer Staples	8.0		**104.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $29,124,926)—Note 1(b):		
Unaffiliated issuers	308,079,021	366,776,166
Affiliated issuers	16,862,404	16,862,404
Cash		25,744
Dividends and interest receivable		321,161
Receivable for shares of Common Stock subscribed		17,834
Prepaid expenses		9,875
		384,013,184
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		246,662
Liability for securities on loan—Note 1(b)		14,606,404
Payable for shares of Common Stock redeemed		598,524
Interest payable—Note 2		3,340
Accrued expenses		120,773
		15,575,703
Net Assets ($)		**368,437,481**
Composition of Net Assets ($):		
Paid-in capital		491,826,692
Accumulated undistributed investment income—net		1,202,258
Accumulated net realized gain (loss) on investments		(183,288,614)
Accumulated net unrealized appreciation (depreciation) on investments		58,697,145
Net Assets ($)		**368,437,481**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	359,424,622	9,012,859
Shares Outstanding	11,919,692	300,976
Net Asset Value Per Share ($)	**30.15**	**29.95**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $41,142 foreign taxes withheld at source):	
Unaffiliated issuers	2,677,364
Affiliated issuers	39,546
Income from securities lending	59,160
Total Income	**2,776,070**
Expenses:	
Investment advisory fee—Note 3(a)	1,414,968
Prospectus and shareholders' reports	43,536
Professional fees	41,349
Shareholder servicing costs—Note 3(c)	15,181
Custodian fees—Note 3(c)	14,668
Distribution fees—Note 3(b)	13,298
Interest expense—Note 2	4,534
Directors' fees and expenses—Note 3(d)	3,928
Loan commitment fees—Note 2	662
Miscellaneous	9,225
Total Expenses	**1,561,349**
Investment Income—Net	**1,214,721**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	7,349,955
Net unrealized appreciation (depreciation) on investments	15,634,071
Net Realized and Unrealized Gain (Loss) on Investments	**22,984,026**
Net Increase in Net Assets Resulting from Operations	**24,198,747**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	1,214,721	1,969,279
Net realized gain (loss) on investments	7,349,955	26,165,908
Net unrealized appreciation (depreciation) on investments	15,634,071	6,300,965
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,198,747**	**34,436,152**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,943,866)	(431,631)
Service shares	(31,270)	–
Total Dividends	**(1,975,136)**	**(431,631)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	7,572,056	10,444,022
Service shares	463,926	875,069
Dividends reinvested:		
Initial shares	1,943,866	431,631
Service shares	31,270	–
Cost of shares redeemed:		
Initial shares	(46,165,252)	(88,292,377)
Service shares	(3,540,911)	(2,780,990)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(39,695,045)**	**(79,322,645)**
Total Increase (Decrease) in Net Assets	**(17,471,434)**	**(45,318,124)**
Net Assets ($):		
Beginning of Period	385,908,915	431,227,039
End of Period	**368,437,481**	**385,908,915**
Undistributed investment income–net	1,202,258	1,962,673

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	257,651	387,219
Shares issued for dividends reinvested	67,825	15,986
Shares redeemed	(1,570,813)	(3,299,941)
Net Increase (Decrease) in Shares Outstanding	**(1,245,337)**	**(2,896,736)**
Service Shares		
Shares sold	15,930	33,024
Shares issued for dividends reinvested	1,097	–
Shares redeemed	(119,115)	(105,261)
Net Increase (Decrease) in Shares Outstanding	**(102,088)**	**(72,237)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	28.45	26.08	25.17	23.79	18.90	26.67
Investment Operations:						
Investment income−net [a]	.10	.13	.03	.09	.02	.05
Net realized and unrealized gain (loss) on investments	1.76	2.27	.88	1.39	4.89	(7.77)
Total from Investment Operations	1.86	2.40	.91	1.48	4.91	(7.72)
Distributions:						
Dividends from investment income−net	(.16)	(.03)	−	(.10)	(.02)	(.05)
Net asset value, end of period	30.15	28.45	26.08	25.17	23.79	18.90
Total Return (%)	6.55[b]	9.20	3.62	6.21	26.00	(28.94)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.41[b]	.83	.81	.82	.84	.80
Ratio of net expenses to average net assets	.41[b]	.83	.81	.82	.84	.80
Ratio of net investment income to average net assets	.32[b]	.50	.10	.38	.12	.20
Portfolio Turnover Rate	8.56[b]	32.19	94.99	55.54	63.17	90.07
Net Assets, end of period ($ x 1,000)	359,425	374,537	418,916	488,994	521,262	456,014

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	28.21	25.90	25.06	23.69	18.84	26.59
Investment Operations:						
Investment income (loss)−net[a]	.06	.07	(.04)	.04	(.03)	(.00)[b]
Net realized and unrealized gain (loss) on investments	1.76	2.24	.88	1.37	4.88	(7.75)
Total from Investment Operations	1.82	2.31	.84	1.41	4.85	(7.75)
Distributions:						
Dividends from investment income−net	(.08)	–	–	(.04)	(.00)[b]	(.00)[b]
Net asset value, end of period	29.95	28.21	25.90	25.06	23.69	18.84
Total Return (%)	6.43[c]	8.96	3.35	5.94	25.75	(29.14)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[c]	1.08	1.06	1.06	1.09	1.03
Ratio of net expenses to average net assets	.53[c]	1.08	1.06	1.06	1.09	1.03
Ratio of net investment income (loss) to average net assets	.19[c]	.25	(.15)	.17	(.14)	(.01)
Portfolio Turnover Rate	8.56[c]	32.19	94.99	55.54	63.17	90.07
Net Assets, end of period ($ x 1,000)	9,013	11,372	12,311	13,492	12,202	8,115

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $190,626,597 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $67,021,381 of the carryover expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 was as follows: ordinary income $431,631. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period ended June 30, 2007 was approximately $158,300, with a related weighted average annualized interest rate of 5.78%.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $13,298 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended June 30, 2007, Initial shares were charged $14,133 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $459 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2007, the fund was charged $14,668 pursuant to the custody agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $230,907, Rule 12b-1 distribution plan fees $1,879, shareholder services plan fees $750, custodian fees $11,743, chief compliance officer fees $1,205 and transfer agency per account fees $178.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $32,193,016 and $71,798,722, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $58,697,145, consisting of $64,075,402 gross unrealized appreciation and $5,378,257 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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© 2007 MBSC Securities Corporation



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